Exhibit 12.1

United Continental Holdings, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

(In millions, except ratios)	Three Months Ended March 31, 2012	2011	2010	2009	2008	2007
Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings in affiliates	$(447)	$846	$255	$(667)	$(5,419)	$659
Add (deduct):
Fixed charges, from below	388	2,017	1,292	949	910	955
Amortization of capitalized interest	2	7	5	3	2	1
Distributed earnings of affiliates	—	1	2	2	2	4
Interest capitalized	(8)	(32)	(15)	(10)	(20)	(19)
Equity earnings in affiliates	(1)	(6)	(4)	(4)	(6)	(5)
Minority interest	—	(1)	(2)	(1)	(2)	(2)

Earnings (loss) as adjusted	$(66)	$2,832	$1,533	$272	$(4,533)	$1,593

Fixed charges:
Interest expensed and capitalized and amortization of premiums, debt discounts, issuance costs, and capital expenditures (a)	$216	$949	$798	$577	$571	$703
Portion of rental expense representative of the interest factor	172	1,068	494	372	339	252

Fixed charges, as above	388	2,017	1,292	949	910	955
Preferred stock dividend requirements (pre-tax) (b)	—	—	—	—	3	18

Fixed charges including preferred stock dividends	$388	$2,017	$1,292	$949	$913	$973

Ratio of earnings to fixed charges	(c )	1.40	1.19	(d )	(e )	1.67

Ratio of earnings to fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	(e )	1.64

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.
(b)	Dividends were adjusted using the effective tax rate for each applicable year.
(c)	Earnings were inadequate to cover fixed charges by $454 million in the first quarter of 2012.
(d)	Earnings were inadequate to cover fixed charges by $677 million in 2009.
(e)	Earnings were inadequate to cover both fixed charges and fixed charges and preferred stock dividend requirements by $5.4 billion in 2008.

N/A Not applicable, as there were no preferred stock dividends in this period.